Exhibit 99.1

News Release

MediWound Reports Fourth Quarter and Fiscal Year 2017 Financial Results

NexoBrid® sales grow 60% in 2017 vs. 2016

Raised gross proceeds of $25.2 million through an equity offering to fund EscharEx® clinical plan

Awarded additional $32 million from BARDA
bringing NexoBrid® to be self-funded program

Announces discussions regarding potential strategic transaction

Conference call begins today at 8:30 a.m. Eastern Time

YAVNE, Israel (March 19, 2018) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced financial results for the quarter and year ended December 31, 2017.

Fourth Quarter and Full-Year 2017 Financial Highlights

•	Total revenues for 2017 were $2.5 million, a 60% increase from 2016. Revenues for the fourth quarter of 2017 were $0.5 million, a 23% increase compared to the fourth quarter of 2016.
•	BARDA upsized their contract with MediWound, committing an additional $32 million to support R&D activities, bringing total non-dilutive funding to up to $132 million.
•	Raised total gross proceeds of $25.2 million through an equity offering to fund EscharEx® clinical and development plan.

Fourth Quarter and Full-Year 2017 Business Highlights

•	EscharEx® met its Phase 2 statistically-powered primary endpoint of complete debridement, which thereafter, was agreed to by FDA to be the primary endpoint of EscharEx® clinical program.
•	EscharEx® demonstrated safety over extended periods of application during the second cohort of the Phase 2 trial.
•
Dozens of presentations, award-winning posters at leading conferences such as EBA and ABA and independent peer reviewed publications highlighting the positive clinical benefits and cost savings, of NexoBrid® for enzymatic debridement for severe burns.

•	Positive decision by European Commission on a five-year renewal of NexoBrid's® Marketing Authorization.
•
Successful completion of a Good Manufacturing Practice (GMP) audit of the Company's facility in Yavne, Israel by the Israeli Ministry of Health (IMOH) granting a compliance certificate for additional three years.

“We made significant progress and achieved important milestones during 2017, setting the stage for further advancements in 2018.  The expansion of the BARDA contract is especially important, as it provides up to $132 million in non-dilutive financing. BARDA is funding NexoBrid® development up to BLA approval, including our ongoing U.S. Phase 3 DETECT study in adults, and our pediatric Phase 3 CIDS study. The BARDA agreement effectively establishes NexoBrid as a self-funded program. NexoBrid’s® sales and use in Europe continue to grow as being highlighted by dozens of abstracts and papers attesting to its clinical benefit and cost savings, all contributing to the integration of NexoBrid as the standard of care for eschar removal of severe burns~~,~~” said Gal Cohen, MediWound’s President and Chief Executive Officer.

At the current recruitment rate, we plan to complete the recruitment of 175 patients to our ongoing NexoBrid® U.S. Phase 3 DETECT study around mid-2018 and report the primary, secondary and safety acute topline data around year-end, following a 3 month follow-up. MediWound is also expanding the pediatric Phase 3 CIDS study into the U.S. We have submitted the protocol to the IRBs and expect to open the sites in the first half of 2018,” noted Mr. Cohen.

“Our enthusiasm for EscharEx®, our topical biologic for the debridement of dead or damaged tissue in chronic and other hard-to-heal wounds, remains very high.  We agreed with the FDA that incidence of complete debridement would be the primary endpoint of the EscharEx® clinical program after demonstrating this outcome in our Phase 2 study. With the completion of our recent equity offering, we have sufficient resources to fund the EscharEx’s® clinical and development program,” added Mr. Cohen.  “We have invested substantial efforts in the last few quarters working with U.S. experts to optimize the EscharEx® clinical development program and plan to finalize the preparations and submit a protocol to the FDA in the second half of 2018.”

Fourth Quarter Financial Results
Revenues for the fourth quarter of 2017 were $0.53 million, up 23% from the $0.43 million in revenues for the fourth quarter of 2016.

Gross profit for the fourth quarter of 2017 was $0.11 million, compared to a gross loss of $0.43 million in the prior year period.

Research and development expenses for the fourth quarter of 2017, net of participations, were $1.2 million, up 51% compared with $0.8 million for the fourth quarter of 2016.

Selling, and general and administrative expenses were $2.5 million for the fourth quarter of 2017, down 25% as compared to $3.3 million for the fourth quarter of 2016.

Operating loss for the fourth quarter of 2017 was $3.5 million, an improvement of 22% from $4.5 million in the fourth quarter of 2016, primarily as a result of the improvement in gross profit and the decrease in selling and marketing expenses.

The Company posted a net loss of $2.4 million, or $0.09 per share, for the fourth quarter of 2017 compared with a net loss of $1.9 million, or $0.09 per share, for the fourth quarter of 2016. The increase in net loss was primarily as a result of non-cash financial income from revaluation of contingent liabilities recorded in 2016.

Adjusted EBITDA, as defined below, for the fourth quarter of 2017 was a loss of $3.0 million, compared with a loss of $3.5 million for the fourth quarter of 2016.

Year Ended December 31, 2017 Financial Results
Total revenue for the year ended December 31, 2017 was $2.5 million, up 60% from the $1.6 million recorded in the year ended December 31, 2016.

Gross profit for the year ended December 31, 2017 was $0.9 million, compared with a gross loss of $0.6 million in the prior year period, an improvement of approximately $1.5 million resulting from a combination of increased sales and improved efficiencies.

Research and development expenses for the year ended December 31, 2017, net of participations, were $5.5 million, down 23% compared to the $7.1 million recorded in the year ended December 31, 2016. The decrease was primarily due to an increase of $1.5 million in participation by BARDA and the Israeli Innovation Authority in the Company’s R&D expenses.

Selling, general and administrative expenses for the year ended December 31, 2017 were $9.1 million, down 27% compared to the $12.5 million recorded in the same period in 2016, primarily due to a reduction of $2.2 million related to marketing expenses associated with launch activities and a $1.2 decrease in non-cash share based compensation.

Operating loss for the year ended December 31, 2017 was $13.7 million, an improvement of 32% versus an operating loss of $20.2 million recorded in the year ended December 31, 2016. The decrease was primarily due to the positive change in gross profit in 2017 and the decrease of approximately $5 million in operating expenses compared to the prior year period.

For the year ended December 31, 2017, the Company posted a net loss of $22.1 million, or $0.95 per share, compared with a net loss of $18.9 million, or $0.86 per share, for year ended December 31, 2016. The change in net loss is comprised of: (i) a decrease of $4.4 million in net loss from continuing operations, primarily due to a $6.5 million decrease in operating loss which was offset by an increase of $2.1 million net financial expenses, largely comprised of non-cash revaluation of contingent liabilities; and (ii) a one-time loss from discontinued operation of $7.6 million for 2017, following a full provision for the share purchase price plus the accrued interest, that was recorded as a result of the district court ruling.

Adjusted EBITDA, as defined below, for the year ended December 31, 2017 was a loss of $11.8 million, compared with a loss of $16.4 million for the year ended December 31, 2016.

Balance Sheet Highlights
As of December 31, 2017, the Company had cash and cash equivalents of $36.1 million, compared with $30.0 million at December 31, 2016.  This increase in cash and cash equivalents includes $22.7 million of net proceeds generated from a public offering of the Company’s common stock in September 2017. The Company remained on budget and utilized $15.0 million in cash to fund its operating activities during 2017, which was at the lower end of the Company’s 2017 cash use guidance of $15.0 to $17.0 million. In addition, the Company used $1.6 million for the purchase of PolyHeal's shares pursuant to the District Court ruling in the fourth quarter of 2017, for which an appeal was recently submitted by the Company to the Supreme Court.

Throughout 2018, the Company will continue to invest primarily in research and development efforts for EscharEx®, while NexoBrid® research and development programs will be funded by BARDA. As a result, we expect cash use for operating activities in 2018 to be in the range of $14.0 million to $16.0 million.

Discussions regarding a Potential Strategic Transaction

Stephen T. Wills, MediWound's Chairman, stated, "Given certain disclosure considerations, today we announce that we have been approached by another company to consider a strategic transaction and we are engaged, in that respect, in discussions. The Board of Directors has retained Moelis & Company LLC, a global investment bank specializing in M&A advisory services, to assist us in our evaluation of this potential opportunity. There can be no assurances that a definitive agreement between the parties or any other agreement will be reached.”

Conference Call
MediWound management will host a conference call for investors today, Monday, March 19, 2018 beginning at 8:30 a.m. Eastern Time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 800-289-0438 (in the U.S.)  1-80-921-2883 (Israel), or 323-794-2423 (outside the U.S. & Israel) and entering passcode 5767650. The call also will be broadcast live on the Internet on the Company’s website at http://ir.mediwound.com/events.cfm.

A replay of the call will be accessible two hours after its completion through March 22, 2018 by dialing 844-512-2921 (in the U.S.) or 412-317-6671 (outside the U.S.) and entering passcode 5767650. The call will also be archived on the Company website for 90 days at www.mediwound.com.

Non-IFRS Financial Measures
To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company's performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our  senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe and Israel and Argentina. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues.

MediWound's second innovative product, EscharEx® is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from the wealth of existing development data on NexoBrid®.  In two Phase 2 studies, EscharEx® has demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, within a few daily applications.   For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2017 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Bob Yedid
Sharon Malka	Managing Director
Chief Financial and Operations Officer	LifeSci Advisors
MediWound Ltd.	646-597-6989
ir@mediwound.co.il	bob@lifesciadvisors.com

MediWound, Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2017	2016
Cash, cash equivalents and short term deposits	36,069	30,029
Accounts and other receivable	3,565	2,739
Inventories	1,886	844
Total current assets	41,520	33,612
Long term deposits	56	103
Property, plant and equipment, net	1,924	1,276
Intangible assets, net	635	773
Total long term assets	2,615	2,152
Total assets	44,135	35,764
Trade payables and accrued expenses	3,251	3,320
Other payables	2,182	2,060
Total current liabilities	5,433	5,380
Deferred revenues	988	1,023
Liabilities in respect of Israeli Innovation Authority grants net of current maturities	7,380	6,839
Contingent consideration for the purchase of shares net of current maturities	14,381	14,533
Liability in respect of discontinued operation	6,003	-
Severance pay liability, net	330	219
Total long term liabilities	29,082	22,614

Shareholders' equity	9,620	7,770
Total liabilities & shareholder equity	44,135	35,764

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2017	2016	2017	2016

Revenues	2,496	1,558	530	430
Cost of revenues	1,578	2,158	416	855
Gross profit (loss)	918	(600)	114	(425)
Operating expenses:
Research and development, gross	14,625	14,779	4,557	3,359
Participation by BARDA & IIA	(9,163)	(7,711)	(3,374)	(2,576)
Research and development, net	5,462	7,068	1,183	783
Selling, general & administrative	9,143	12,487	2,455	3,299
Operating loss	(13,687)	(20,155)	(3,524)	(4,507)
Financial income (expenses), net	(846)	1,270	1,271	2,618
Loss from continuing operations	(14,533)	(18,885)	(2,253)	(1,889)
Loss from discontinued operation	(7,616)	-	(116)	-
Loss for the period	(22,149)	(18,885)	(2,369)	(1,889)

Foreign currency translation adjustments	(29)	7	(10)	11
Total comprehensive loss	(22,178)	(18,878)	(2,379)	(1,878)

Basic and diluted loss per share:
Loss from continuing operations	(0.62)	(0.86)	(0.08)	(0.09)
Loss from discontinued operation	(0.33)	-	(0.01)	-
Net loss per share	(0.95)	(0.86)	(0.09)	(0.09)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	23,341	21,862	27,048	21,857

ADJUSTED EBITDA
U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2017	2016	2017	2016
Loss for the period	(22,149)	(18,885)	(2,369)	(1,889)
Adjustments:
Financial (expenses) income, net	(846)	1,270	1,271	2,618
Loss from discontinued operation	(7,616)	-	(116)	-
Depreciation and amortization	(567)	(589)	(137)	(203)
Share-based compensation expenses	(1,363)	(3,171)	(351)	(770)
Total adjustments	(10,392)	(2,490)	667	1,645
Adjusted EBITDA	(11,757)	(16,395)	(3,036)	(3,534)

MediWound, Ltd.
CONDENSED CONSOLIDATED CASH FLOW
U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited		Unaudited
Cash Flows from Operating Activities:
Net loss	(22,149)	(18,885)	(2,369)	(1,889)

Adjustments to reconcile net loss to net cash used in continuing operating activities:
Adjustments to profit and loss items:
Loss from discontinued operation	7,616	-	116	-
Depreciation and amortization	567	589	137	203
Share-based compensation	1,363	3,171	350	771
Revaluation of liabilities in respect of IIA grants	229	(1,298)	(122)	(1,108)
Revaluation of contingent consideration for the purchase of shares	351	(1,621)	(1,321)	(2,801)
Increase in severance liability, net	111	125	88	125
Financing income	(349)	(414)	(106)	(99)
Unrealized foreign currency (gain) loss	(185)	(94)	(109)	(42)
	9,703	458	(967)	(2,951)
Changes in asset and liability items:
Decrease (increase) in trade receivables	28	(107)	253	138
Decrease (increase) in inventories	(1,042)	873	(249)	231
Decrease (increase) in other receivables	(1,227)	33	321	(392)
Increase (decrease) in trade payables & accrued expenses	(135)	2,195	(89)	818
Increase (decrease) in other payables & deferred revenues	(70)	(1,012)	258	(185)
	(2,446)	1,982	494	610
Net cash used in continuing operating activities	(14,892)	(16,445)	(2,842)	(4,230)
Net cash used in discontinued operating activities	(1,563)	-	(1,563)	-
Net cash used in operating activities	(16,455)	(16,445)	(4,405)	(4,230)

Cash Flows from Investment Activities:
Purchase of property and equipment	(1,045)	(671)	(181)	(29)
Purchase of intangible assets	(30)	(30)	(30)	(30)
Interest received	349	407	297	362
Proceeds from (investment in) short term bank deposits, net of investments	1,163	2,110	15,000	27,349
Net cash provided by investing activities	437	1,816	15,086	27,652
Cash Flows from Financing Activities:
Proceeds from exercise of options	7	7	-	7
Proceeds from issuance of shares and warrants, net	22,658	-	(136)	(2)
Proceeds from IIA grants, net of repayments	330	900	2	242
Net cash provided by (used in) financing activities	22,995	907	(134)	247
Exchange rate differences on cash and cash equivalent balances	226	86	120	15
Increase (decrease) in cash and cash equivalents from continuing activities	8,766	(13,636)	12,230	23,684
Decrease in cash and cash equivalents from discontinued activities	(1,563)	-	(1,563)	-
Balance of cash and cash equivalents at the beginning of the period	28,866	42,502	25,402	5,182
Balance of cash and cash equivalents at the end of the period	36,069	28,866	36,069	28,866